SHANGRI-LA ASIA LIMITED

(incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

11 November 2002 **BY COURIER**

Securities and Exchange Commission
Office of International Corporate Financ[redacted]
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 8 November 2002 as published in the South China Morning Post in Hong Kong on 11 November 2002 for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko
Company Secretary

Encl

12/11

c.c. Clifford Chance
- Mr. Jeff Maddox/Ms. Lisa Bostwick

J P Morgan
- Ms. Tintin Subagyo

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉（亞洲）有限公司

website: http://www.shangri-la.com

ANNOUNCEMENT OF FINANCIAL RESULTS BY SUBSIDIARY – SHANGRI-LA HOTEL PUBLIC COMPANY LIMITED, THAILAND

THIS IS NOT THE ANNOUNCEMENT OF THE FINANCIAL RESULTS OF SHANGRI-LA ASIA LIMITED ("SA") FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2002. THIS ANNOUNCEMENT IS MADE BY SA PURSUANT TO THE REQUIREMENTS OF THE RULES GOVERNING THE LISTING OF SECURITIES ON THE STOCK EXCHANGE OF HONG KONG LIMITED TO PROVIDE SHAREHOLDERS OF SA WITH FINANCIAL INFORMATION OF A LISTED SUBSIDIARY WHICH HAS ANNOUNCED SUCH INFORMATION TO THE PUBLIC IN THAILAND.

SUMMARY

SHANGRI-LA HOTEL PUBLIC COMPANY LIMITED, THAILAND ("SHPCL"), a 73.61% subsidiary of SA and a company listed on the Stock Exchange of Thailand, has announced its unaudited financial results for the nine months ended 30 September 2002 in Thailand on 8 November 2002. The financial statements of SHPCL have been prepared in accordance with accounting principles and practices generally accepted in Thailand. The Consolidated Earnings Statement of SHPCL is provided below.

SHPCL, a subsidiary of SA listed on the Stock Exchange of Thailand and in which SA has a 73.61% interest, has announced its unaudited financial results for the nine months ended 30 September 2002 in Thailand on 8 November 2002. The Consolidated Earnings Statement of SHPCL is provided below:

SHANGRI-LA HOTEL PUBLIC COMPANY LIMITED, THAILAND
CONSOLIDATED EARNINGS STATEMENT
FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2002 – UNAUDITED

	Nine Months Ended 30 September	
	2002	2001
	Baht'000	*Baht'000*
Revenues from hotel operations:		
Room	520,961	571,495
Food and beverage	446,244	435,273
Others	74,891	79,298
Total revenues from hotel operations	1,042,096	1,086,066
Cost of sales and services	(332,047)	(325,228)
Gross profit	710,049	760,838
Selling and administrative expenses	(277,747)	(265,133)
Earnings from the sale of goods and the rendering of services	432,302	495,705
Other incomes	35,298	49,625
Other expenses		
Depreciation	(138,680)	(163,274)
Directors' remuneration	(1,725)	(1,725)
EARNINGS FROM OPERATIONS	327,195	380,331
SHARE OF LOSS FROM INVESTMENTS ACCOUNTED FOR UNDER EQUITY METHOD	-	-
PROVISION FOR LOSS ON LOANS TO AND INVESTMENT IN RELATED COMPANIES	(39,849)	(45,677)
EARNINGS BEFORE INTEREST EXPENSES AND INCOME TAX	287,346	334,654
INTEREST EXPENSES	(1,295)	(6)
CORPORATE INCOME TAX	(79,571)	(108,338)
NET EARNINGS FOR THE PERIOD	206,480	226,310
BASIC EARNINGS PER SHARE (BASED ON NET EARNINGS) (BAHT)	1.59	1.74

GENERAL

SHAREHOLDERS SHOULD NOTE THAT THE ABOVE FINANCIAL RESULTS INCLUDING THE EARNINGS PER SHARE PERTAIN ONLY TO SHPCL, A 73.61% SUBSIDIARY OF SA, AND NOT TO SA ITSELF.

SA WILL ACCOUNT FOR ITS SHARE (73.61%) IN THE PROFITS OF SHPCL FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2002 IN ITS FINAL RESULTS FOR THE YEAR ENDED 31 DECEMBER 2002 AFTER ADJUSTMENT IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN HONG KONG.

By Order of the Board
Shangri-La Asia Limited
Ye Longfei
Chairman

Hong Kong, 8 November 2002